Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in millions)

	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes (public data)	$1,333.0	$1,735.0	$1,160.0	$1,212.0	$1,705.0	$1,686.0	$1,729.6
Plus fixed charges:
Interest expense (1)	167.6	107.7	112.9	83.7	64.0	57.2	78.1
Rent interest factor (2)	31.3	38.0	34.3	33.3	32.7	32.0	27.0

Total fixed charges:	198.9	145.7	147.3	117.0	96.7	89.2	105.1

Earnings from continuing operations before income taxes and fixed charges	$1,531.9	$1,880.7	$1,307.3	$1,329.0	$1,801.7	$1,775.2	$1,834.7

Ratio of earnings to fixed charges	7.7	12.9	8.9	11.4	18.6	19.9	17.5

(1) Interest costs consist of interest on indebtedness, amortization of fees and debt prepayment fees, forward points on interest rate hedges. Interest on uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes has been excluded.

(2) Approximately one-third of rental expense is deemed representative of the interest factor
Interest Expense on debt & credit facilities	165.9	105.1	108.9	83.0	63.0	56.3	77.5
Plus: Amortization of Fees	1.5	1.3	1.2	0.7	1.0	0.9	0.6
Hedging forward points	0.2	1.3	2.9

	167.6	107.7	112.9	83.7	64.0	57.2	78.1

Total rental expense	83.0	100.8	103.0	100.0	98.0	96.0	80.9
Interest factor	31.3	38.0	34.3	33.3	32.7	32.0	27.0